Exhibit (a)(5)(iii)

Contact:	FOR RELEASE:
Tyler H. Rose	June 28, 2010
Executive Vice President and Chief Financial Officer
(310) 481-8484
or
Michelle Ngo
Vice President and Treasurer
(310) 481-8581

KILROY REALTY, L.P. ANNOUNCES RESULTS OF TENDER OFFER FOR

ITS 3.250% EXCHANGEABLE SENIOR NOTES DUE 2012

LOS ANGELES, June 28, 2010 – Kilroy Realty, L.P., a subsidiary of Kilroy Realty Corporation (NYSE:KRC), today announced the expiration and final results of the previously announced cash tender offer for up to $150.0 million of its outstanding 3.250% Exchangeable Senior Notes due 2012 (the “Notes”), at a purchase price of $1,000 for each $1,000 principal amount of Notes purchased pursuant to the tender offer, plus accrued and unpaid interest to, but not including, the payment date. The tender offer expired at 12:00 midnight, New York City time, on June 25, 2010.

As of the expiration date, Kilroy Realty, L.P. received tenders for $298.0 million aggregate principal amount of the Notes, representing approximately 100% of the aggregate principal amount of the outstanding Notes prior to the tender offer. In accordance with the $150.0 million cap on the amount of Notes and the proration of Notes accepted for purchase pursuant to the Offer to Purchase, Kilroy Realty, L.P. accepted for purchase $150.0 million aggregate principal amount of the Notes resulting in aggregate consideration of $150.0 million (plus approximately $1.0 million in aggregate accrued interest). The final proration factor was 50.3%. Payment for Notes tendered and accepted for purchase will be made on Wednesday, June 30, 2010, in accordance with the terms of the tender offer. Kilroy Realty, L.P. intends to promptly cancel all the Notes it has accepted for purchase and upon giving effect to such cancellation, $148.0 million aggregate principal amount of the Notes will remain outstanding. Notes tendered pursuant to the tender offer that were not accepted for payment, including but not limited to those not accepted for payment as a result of proration, will be promptly returned to the tendering holders. Kilroy Realty, L.P. is funding the purchase of the Notes with a portion of the proceeds from the sale of its 6.625% Senior Notes due 2020. J.P. Morgan, BofA Merrill Lynch and Barclays Capital served as dealer managers during the tender offer.

Kilroy Realty Corporation, a member of the S&P Small Cap 600 Index, is a Southern California-based real estate investment trust active in the office and industrial property sectors. For over 60 years, the company has owned, developed, acquired and managed real estate assets primarily in the coastal regions of Los Angeles, Orange and San Diego counties. At March 31, 2010, the company owned 8.8 million rentable square feet of commercial office space and 3.7 million rentable square feet of industrial space.

###